EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

December 31, 2020

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Scott Anderegg, Esq.,

Division of Corporation Finance

Re:	India Globalization Capital, Inc. Registration Statement on Form S-3 (No. 333-251654)

Ladies and Gentlemen:

On behalf of India Globalization Capital, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:00 p.m., Eastern time, on Monday, January 4, 2021, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Mr. Ram Mukunda Ms. Claudia Grimaldi

India Globalization Capital, Inc.
10224 Falls Road
Potomac, Maryland 20854

December 31, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Scott Anderegg, Esq.,

Division of Corporation Finance

Re:	India Globalization Capital, Inc. Registration Statement on Form S-3 (No. 333-251654)

Ladies and Gentlemen:

India Globalization Capital, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Monday, January 4, 2021, or as soon as possible thereafter.

Very truly yours,

INDIA GLOBALIZATION CAPITAL, INC.

By:	/s/ Ram Mukunda
Ram Mukunda
President and Chief Executive Officer